Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                      Philadelphia, Pennsylvania 19103-6996
                            Telephone: (215) 988-2700
                               Fax: (215) 988-2757
                              www.drinkerbiddle.com

June 17, 2009

VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

          Re:  Allegiant Funds (the "Registrant")
               Registration Nos. 33-00488/811-04416
               ------------------------------------

Ladies and Gentlemen:

     On behalf of the Registrant, transmitted herewith for filing pursuant to Rule 485(a)(2) of the Securities Act of 1933 is Post-Effective Amendment No. 82 (the "Amendment") to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 83 under the Investment Company Act of 1940, as amended ("1940 Act").

     The Amendment is being filed in order to register the shares of three proposed new portfolios of the Registrant: Diversified Real Estate Fund, Maryland Tax Exempt Bond Fund and Tax Exempt Limited Maturity Bond Fund. These portfolios are being organized in connection with a proposed reorganization between the Registrant and another registered investment company. Pursuant to the proposed reorganization, the assets and liabilities of each of the existing investment portfolios would be transferred to the corresponding new portfolio of the Registrant. In connection with the anticipated timing of the proposed reorganization, the Registrant has filed with the Securities and Exchange Commission concurrent herewith a request for acceleration of the effective date of August 17, 2009 for this Amendment.

     The investment objectives, policies and strategies of the corresponding portfolios of the Registrant and existing portfolios of the other investment company are similar. Certain non-principal investment practices and the fundamental investment restrictions of the new portfolios will differ somewhat from those of the existing portfolios in order to maintain consistency with the investment practices of similar portfolios of the Registrant.

     As requested in the Staff's generic comment letter dated February 25, 1994, we note for your information that the Maryland Tax Exempt Bond Fund and Tax Exempt Limited Maturity Bond Fund will invest primarily in tax-exempt municipal obligations and that shares of the Registrant are marketed in part through banks.

     Questions and comments concerning the Amendment may be directed to the undersigned at (215) 988-2867.

                                        Very truly yours,


                                        /s/ Michelle Lombardo
                                        ----------------------------------------
                                        Michelle Lombardo

Enclosures